Exhibit 4.7

FINAL VERSION

FRAMEWORK AGREEMENT

BY AND BETWEEN

GLOBAL CORD BLOOD CORPORATION

AND

GM PRECISION MEDICINE (BVI) LIMITED

April 29, 2022

TABLE OF CONTENTS

Article 1 EQUITY TRANSFER AND ASSIGNMENT		5

1.1	Assignment.	5
1.2	Equity Transfer	5

Article 2 CONSIDERATION		5

2.1	Consideration	5
2.2	Closing Payments and Issuances	5
2.3	Withholding	5

Article 3 REPRESENTATIONS AND WARRANTIES OF BVI COMPANY		5

Article 4 REPRESENTATIONS AND WARRANTIES OF BUYER		6

Article 5 CERTAIN COVENANTS		6

5.1	Certain Actions to Close Transactions	6
5.2	Pre-Closing Conduct of Business	6
5.3	[Reserved]	9
5.4	Further Assurances	9
5.5	Pre-Closing Access	9
5.6	Confidentiality and Publicity	9
5.7	Certain Tax Matters	11
5.8	Settlement of Affiliate Accounts; Termination of Certain Contracts	13
5.9	Releases	13
5.10	No Shop	13
5.11	Non-Solicitation	13

Article 6 CLOSING; CLOSING DELIVERIES; TERMINATION		14

6.1	Closing	14
6.2	Closing Deliveries by BVI Company	14
6.3	Closing Deliveries by Buyer	15
6.4	Termination of Agreement	15
6.5	Effect of Termination	16

Article 7 CONDITIONS TO OBLIGATIONS TO CLOSE		16

7.1	Conditions to Obligation of Buyer to Close	16
7.2	Conditions to Obligation of BVI Company to Close	18

Article 8 INDEMNITY		18

8.1	General Indemnity	18
8.2	Specific Indemnity.	19

Article 9 CERTAIN GENERAL TERMS AND OTHER AGREEMENTS		19

9.1	Notices	19
9.2	Expenses	19
9.3	Interpretation; Construction	20
9.4	Parties in Interest; Third-Party Beneficiaries	20
9.5	Governing Law and Dispute Resolution	20
9.6	Entire Agreement; Amendment; Waiver	21
9.7	Assignment; Binding Effect	21
9.8	Severability; Blue-Pencil	21
9.9	Counterparts	21

Article 10 CERTAIN DEFINITIONS		22
SCHEDULE 1 particulars		Schedule 1
SCHEDULE 2 REPRESENTATIONS AND WARRANTIES OF BVI COMPANY		Schedule 2
SCHEDULE 3 REPRESENTATIONS AND WARRANTIES OF BUYER		Schedule 3
SCHEDULE 4 DISCLOSURE SCHEDULE		Schedule 4
EXHIBIT A FORM OF ASSIGNMENT AGREEMENT		Exhibit A
EXHIBIT B FORM OF LOCK-UP LETTER		Exhibit B

FRAMEWORK AGREEMENT

THIS FRAMEWORK AGREEMENT (this “Agreement”) is entered into and effective as of April 29, 2022 by and between Global Cord Blood Corporation, a Cayman Islands exempted company (“Buyer”) and GM Precision Medicine (BVI) Limited, a BVI business company incorporated under the laws of the British Virgin Islands with limited liability with BVI company number 2089185 with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“BVI Company”).

Recitals

A.       Cellenkos, Inc. (“Cellenkos”) and Golden Meditech Precision Medicine Limited, a private company incorporated with limited liability under the laws of Hong Kong and having a place of business at 48/F Bank of China Tower, 1 Garden Road, Central, Hong Kong (“GMPM”) entered into a license and strategic collaboration agreement dated as of October 25, 2021 (the “License Agreement”). The License Agreement grants GMPM exclusive license of CK0802 (and preferential rights to other Cellenkos products), to develop, manufacture, distribute, market, promote, and sell licensed product in the PRC, Brunei, Cambodia, East Timor, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand, Vietnam, India, South Korea, Japan, Iran, Iraq, Israel, Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, Syria, Turkey, United Arab Emirates and Yemen for a period of no less than 10 years (from the first commercial sale).

B.        As of the date hereof, GMPM owns 100% of the equity interest in BVI Company.

C.        Pursuant to an assignment and assumption agreement entered into by and among Cellenkos, GMPM and BVI Company dated as of April 27, 2022 (the “GMPM Assignment Agreement”), GMPM has assigned all of its rights under the License Agreement to BVI Company.

D.        As of the date hereof, each of Beijing Baoyuan Ruidisen Biophotonics Co., Ltd. (北京宝源瑞迪森生物光子技术有限公司) (“Seller 1”) and Beijing Jingjing Medical Equipment Co., Ltd. (北京京精医疗设备有限公司) (as trustee of Seller 1) (collectively with Seller 1, the “Sellers”, and each, a “Seller”) owns, respectively, 49% and 51% of the equity interest in Shanghai GM Life Bank Co., Ltd. (上海金卫细胞组织储存服务有限公司) (the “Company”). The Company is the sole shareholder of GM Diagnosis.

E.        BVI Company intends to assign all of its rights under the License Agreement to Buyer or a wholly-owned subsidiary of Buyer (the “Assignee”) on the Closing Date.

F.        Each Seller intends to sell to Buyer, and Buyer intends to purchase directly or indirectly from each Seller, all of the equity interest in the Company held by such Seller on the Closing Date.

Agreement

In consideration of the foregoing and the representations, warranties, covenants and agreements in this Agreement, each Party hereby agrees as follows:

Article 1

EQUITY TRANSFER AND ASSIGNMENT

1.1            Assignment. Upon and subject to the terms herein, at Closing, BVI Company will enter into an assignment and assumption agreement (the “Assignment Agreement”) with Cellenkos and the Assignee in substantially the form and substance attached hereto as Exhibit A, pursuant to which BVI Company will assign to the Assignee, and Cellenkos acknowledges and agrees that BVI Company will assign to the Assignee, all of BVI Company’s rights and obligations under the License Agreement (the “Assignment”), effective from the Closing.

1.2            Equity Transfer. Upon and subject to the terms herein, at Closing, BVI Company will cause each Seller to, sell, assign and transfer to Buyer the equity interest in the Company held by such Seller set forth opposite its name on Schedule 1 attached hereto, free and clear of all Encumbrances and Buyer will, through itself or any of its wholly-owned subsidiaries, purchase from each Seller all of its equity interest in the Company (the “Equity Transfer”).

Article 2

CONSIDERATION

2.1            Consideration. The total consideration for the Equity Transfer and the Assignment shall be US$800,000,000 (the “Consideration”), of which US$664,000,000 shall be payable in cash (the “Cash Consideration”), and the remainder shall be payable in form of 12,363,636 ordinary shares of Buyer, par value US$0.0001 per share (the “Closing Share Consideration”).

2.2            Closing Payments and Issuances. BVI Company shall provide a written notice (the “Allocation Notice”) to Buyer at least five (5) Business Days prior to the Closing, setting out the identity of each Person (which shall be GMPM or any of GMPM’s shareholders or Affiliates as designated by BVI Company) to receive all or a portion of the Consideration and the amount of Cash Consideration and/or Closing Share Consideration to be received by such Person. Upon and subject to the terms herein, at Closing, Buyer will (a) pay the Cash Consideration to the relevant Person(s) and (b) allot, issue and deliver to the relevant Person(s), in book entry form, the Closing Share Consideration, in each case in accordance with the Allocation Notice.

2.3            Withholding. Buyer (and its Affiliates) shall be entitled to deduct and withhold from any payments made pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of any such payment under any Applicable Law. To the extent that amounts are so withheld pursuant to any Applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder in respect of which such deduction and withholding was made.

Article 3

REPRESENTATIONS AND WARRANTIES OF BVI COMPANY

BVI Company hereby represents and warrants to Buyer that each of the representations and warranties set forth in Schedule 2 is true, correct and complete in all material respects as of the date of this Agreement and as of the Closing Date; provided, that (a) each representation and warranty of BVI Company in Sections 1, 2, 3, 6, 8(b) and 18 of Schedule 2 and (b) each representation and warranty of BVI Company contained in Schedule 2 that is qualified by Materiality Qualifier is true, correct and complete in all respects as of the date of this Agreement and as of the Closing Date.

Article 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to BVI Company that each of the representations and warranties set forth in Schedule 3 is true, correct and complete in all material respects as of the date of this Agreement and as of the Closing Date.

Article 5

CERTAIN COVENANTS

5.1            Certain Actions to Close Transactions. Subject to the terms of this Agreement, each Party will use its reasonable best efforts to fulfill, and to cause to be satisfied, the conditions in Article 7 (but with no obligation to waive any such condition) and to consummate and effect the transactions contemplated herein, including to cooperate with and assist the other in all reasonable respects in connection with the foregoing.

5.2            Pre-Closing Conduct of Business.

(a)            Certain Required Actions. Prior to the Closing, except (i) as expressly required hereby, (ii) as required by Applicable Law or (iii) with the prior written consent of Buyer, BVI Company will cause each Group Company to, and each Group Company will, conduct its businesses in the Ordinary Course of Business, and use its reasonable best efforts to preserve its present business operations, organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with suppliers, customers, distributors, marketers, and others having business relationships with it. Prior to the Closing, BVI Company shall use its best efforts to take all actions necessary to ensure that the License Agreement remains in full force and effect.

(b)            Certain Prohibited Actions. Prior to Closing, BVI Company shall not sell, assign, transfer or grant any rights with respect to (including the grant of any licenses or sublicenses) the License Agreement, allow the License Agreement to become subject to any Encumbrance, agree to any waiver or amendment of, breach any provision of, or otherwise take any action or fail to take any action that would adversely affect BVI Company’s rights under, the License Agreement, in each case whether directly or indirectly. Prior to the Closing, BVI Company will cause each Seller not to, and each Seller will not, sell, assign, transfer, grant any rights with respect to, or allow to become subject to any Encumbrance, its equity interest in the Group Companies. Prior to the Closing, except (w) as expressly required hereby, (x) as required by Applicable Law or (y) with the prior written consent of Buyer, BVI Company will cause each Group Company not to, and each Group Company will not:

(i)	(A) issue or otherwise allow to become outstanding or acquire or pledge or otherwise encumber any equity interest or any other security of any Group Company or right (including any option, warrant, put or call) to any such equity interest or any other security, (B) declare, set aside or pay any dividend on, or make any other distribution in respect of, any of its equity interests or other securities, (C) split, combine or reclassify any of its equity interests or issue or authorize the issuance of any other security in respect of, in lieu of or in substitution for any of its equity interests or other securities or make any other change to its capital structure or (D) purchase, redeem or otherwise acquire any equity interest or any other security of any Group Company or any right, warrant or option to acquire any such equity interest or other security;

(ii)	(A) make any sale, lease to any other Person, license to any other Person or other disposition of any material asset, (B) make any capital expenditure or purchase or otherwise acquire any asset (other than purchases of inventory in its Ordinary Course of Business and capital expenditures that do not exceed US$500,000 (individually or in the aggregate)), license any intangible asset from any other Person (other than non-exclusive licenses in its Ordinary Course of Business of commercially available off-the-shelf software), lease any real property from any other Person or lease any tangible personal property from any other Person (other than leases of tangible personal property in its Ordinary Course of Business under which the payments do not exceed US$500,000 (individually or in the aggregate)), (C) acquire by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any Person or division thereof, (D) disclose any confidential, proprietary or non-public information (other than as is reasonably protected under a customary non-disclosure Contract) or (E) adopt a plan of liquidation, dissolution, merger, consolidation, statutory share exchange, restructuring, recapitalization or reorganization;

(iii)	grant or have come into existence any Encumbrance on any material asset, other than any Permitted Encumbrance;

(iv)	(A) become a guarantor with respect to any obligation of any other Person, (B) assume or otherwise become obligated for any obligation of any other Person for borrowed money, or (C) agree to maintain the financial condition of any other Person;

(v)	(A) incur any Indebtedness for borrowed money, (B) make any loan, advance or capital contribution to, or investment in, any other Person or (C) make or pledge to make any charitable or other capital contribution;

(vi)	(A) enter into any Contract that if entered prior to the date hereof would be a material Contract, or amend or terminate any material Contract in any respect that is material and adverse to such Group Company, or (B) waive, release or assign any material right or claim under any Contract;

(vii)	(A) fail to prepare and timely file all Tax Returns with respect to such Group Company required to be filed before Closing or timely withhold and remit any Taxes when due and payable, (B) file any substantially amended Tax Return, (C) make, change or revoke any material election with respect to Taxes, (D) settle or compromise any material Tax Liability, (E) enter into any Tax sharing, closing or similar agreement, (F) surrender any right to claim a refund of Taxes, (G) waive any statute of limitations regarding any Tax, (H) agree to any extension of time regarding the assessment of any Tax deficiency or take any other similar action relating to any Tax, (I) request any Tax ruling or (J) incur any Liability for Taxes outside the Ordinary Course of Business;

(viii)	(A) adopt or change (or make a request to any Tax authority to change) any material accounting method or principle used by such Group Company, except as required under GAAP or (B) change any annual accounting period;

(ix)	except for changes in its Ordinary Course of Business that, in the aggregate, do not result in a material increase of benefits or compensation expense to such Group Company relative to the level in effect before such changes and except as required by Applicable Law, (A) adopt, enter into, amend or terminate any bonus, profit-sharing, compensation, severance, termination, pension, retirement, deferred compensation, trust, fund or other arrangement or other plan for the benefit or welfare of any individual, (B) enter into or amend any employment arrangement or relationship with any new or existing employee that has the legal effect of any relationship other than at-will employment, (C) increase any compensation (base or variable opportunity) or benefits of any director, manager, officer, employee or independent contractor or pay any benefit to any director, officer, employee or independent contractor, other than pursuant to an existing plan or Contract that is, in each case, in an amount consistent with past practice, (D) grant any award to any director, officer, employee or independent contractor under any bonus, incentive, performance or other compensation plan (including the removal of any existing restriction in any plan or award made thereunder) or Contract, (E) enter into or amend any collective bargaining agreement or (F) except as required by Applicable Law or Contract that exists on the date hereof, take any action to segregate any asset for, or in any other way secure, the payment of any compensation or benefit to any employee;

(x)	amend or change, or authorize any amendment or change to, any of its Organizational Documents;

(xi)	except in its Ordinary Course of Business, (A) pay, discharge, settle or satisfy any claim, obligation or other Liability or (B) otherwise waive, release, grant, assign, transfer, license or permit to lapse any right;

(xii)	perform or omit any act that may be reasonably expected to have a Material Adverse Effect on the Group Companies; or

(xiii)	enter into any Contract, or agree or commit (binding or otherwise), to do any of the foregoing.

5.3            [Reserved].

5.4            Further Assurances. If after Closing any further action is necessary or reasonably desirable to carry out any purpose of this Agreement, then each Party will use commercially reasonable efforts to take such further action (including the execution and delivery of further documents and to complete the SAMR filing and registration in connection with the Equity Transfer) as the other Party reasonably requests to carry out such purpose. The foregoing will be at the expense of such requesting Party, except to the extent such requesting Party is entitled to indemnification therefor or to the extent this Agreement otherwise allocates such expense or obligation to the other Party.

5.5            Pre-Closing Access. Prior to the Closing, subject to the Confidentiality Agreement and the Applicable Laws, BVI Company will and will cause the Company to, and the Company will, (a) cause Buyer and Buyer’s representatives (including legal counsel, accountants and potential lenders and investors) to have reasonable access during normal business hours and upon reasonable notice from Buyer, to the properties, personnel, books, records, Contracts and other documents of or pertaining to the Group Companies, and (b) furnish Buyer and Buyer’s representatives with such additional financial and operating data and other information relating to the business of the Group Companies as Buyer reasonably requests. Buyer and Buyer’s representatives will conduct such investigation in a manner that does not unreasonably interfere with the operations of the Company.

5.6            Confidentiality and Publicity.

(a)       Confidentiality Agreement. Subject to the other terms of this Section 5.6, the Confidentiality Agreement between Buyer and GMPM, dated November 29, 2021 (the “Confidentiality Agreement”) will remain in full force and effect pursuant to its terms up to Closing, and at Closing shall automatically terminate (and from and after Closing shall be of no further force or effect).

(b)       Publicity. Except as may be required to comply with Applicable Law, the rules of any stock exchange and the filing of periodic reports with the SEC or any other Governmental Authority, each Party will not, and each Party will cause each of its Affiliates not to, make any public release or announcement regarding this Agreement or any of the transactions contemplated herein without the prior written consent of the other Party (such consent not to be unreasonably withheld). Notwithstanding anything in this Agreement to the contrary, each Party may make any public release or announcement and make such filings as required by Applicable Law, rules of any stock exchange and the filing of periodic reports filed with the SEC or any other Governmental Authority, provided that such Party will (i) use reasonable efforts to advise the other Party of such disclosure in advance of such disclosure to the extent it is reasonably practicable and (ii) consult with the other Party with respect to the content of such disclosure.

(c)        Confidential Information of the Company; Confidential Communications. At all times after Closing, BVI Company will, and will cause its Affiliates (including the Sellers) to, keep confidential, not disclose and not use any Confidential Information of the Group Companies (including any term of this Agreement), other than in connection with a dispute between the Parties (but in such a dispute only to the extent reasonably necessary to conduct such dispute).

(d)       Certain Permitted Disclosures. Notwithstanding the foregoing, nothing in this Section 5.6 prohibits any of the following:

(i)	a Party or any of its Affiliates disclosing any information to the extent required under Applicable Law; provided, however, that if a Party or any of such Party’s Affiliates is so required to disclose any information that otherwise would be prohibited in the absence of this clause (d)(i), then (A) such Party first will provide to the other Party prompt written notice thereof and cooperate (and cause such Affiliate to cooperate) with such other Party, to the extent such other Party reasonably and promptly requests, so that such other Party may seek a protective order or other appropriate remedy or waive compliance with the terms of this Agreement (subject, in each case, to legal requirements to the contrary) and (B) if such protective order or other remedy is not obtained, or if such other Party waives compliance with the terms of this Agreement, then such Party will (and will cause such Affiliate, as applicable, to) disclose only the portion of such information that is required to be so disclosed, and such Party will (and will cause such Affiliate, as applicable, to) use its commercially reasonable efforts, at the expense of such Party, to obtain reasonable assurance that confidential treatment will be given to such information; or

(ii)	a Party or any of its Affiliates making a statement or disclosure to (A) such Party’s (or any of its Affiliate’s) paid legal, accounting or financial advisers to the extent reasonably necessary for any such adviser to perform its paid legal, accounting or financial services, respectively, for such Party or such an Affiliate, including in connection with a dispute between the Parties (or such Affiliate), or (B) any lender or investor or prospective lender or investor of such Party (or such Affiliate) to the extent reasonably required as part of such lending or investing relationship; provided, however, that such Party will cause each Person to whom such statement or disclosure is made under this clause (d)(ii) to keep confidential and not disclose to any other Person any information in such statement or disclosure.

5.7            Certain Tax Matters.

(a)        Payment of Taxes. BVI Company will, and will cause the Sellers and the Group Companies to, and the Sellers and the Group Companies will satisfy (or cause to be satisfied) in full when due all Taxes with respect to (i) the Group Companies with respect to any Pre-Closing Tax Period, (ii) any member of an affiliated, consolidated, combined or unitary group of which any Group Company (or any predecessor thereto) is or was a member before Closing to which one or more entities other than the Group Companies is or was also a member; (iii) any Person (other than the Group Companies) imposed on any Group Company for any period as a transferee or successor with respect to a transaction occurring on or before the Closing Date, by Applicable Law, Contract or otherwise; (iv) any breach of any covenant set forth in this Section 5.7; and (v) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether written or not) to which any Group Company was obligated, or was a party, on or prior to the Closing Date (all of such Taxes being the “Pre-Closing Taxes”). If Buyer is required under Section 5.7(b) to file a Return that involves Pre-Closing Taxes, then no later than fifteen (15) Business Days before the filing of any such Return (including valid extensions), BVI Company will pay to Buyer an amount equal to the amount of Taxes shown due on such Return for which BVI Company, any Seller or any Group Company is obligated with respect to such Return. BVI Company will indemnify, defend and hold harmless Buyer from and against all Losses of Buyer and each of Buyer’s Affiliates arising out of, relating to or resulting from, directly or indirectly, any Pre-Closing Taxes.

(b)        Filing Responsibility. BVI Company shall, at its own expense, prepare or cause to be prepared and file or cause to be filed all Returns for the Group Companies for all taxable periods ending on or prior to the Closing Date that are due after the Closing Date (such Returns, “Pre-Closing Tax Returns”). All such Pre-Closing Tax Returns shall be prepared in a manner consistent with past practice of the Group Companies, to the extent such past practice complies with Applicable Law. No later than thirty (30) Business Days prior to the due date (including valid extensions) for filing such Returns, BVI Company shall deliver the Returns to Buyer for its review and comment. BVI Company shall make all such changes as are reasonably requested by Buyer, and shall deliver the Returns, completed as approved by Buyer and duly executed by an authorized Person, to Buyer no later than fifteen (15) Business Days prior to the due date (including valid extensions) for filing such Returns. BVI Company shall file or cause to be filed all such Returns on or prior to the due date (including valid extensions). Buyer will prepare and timely file (or cause to be prepared and timely filed) all Returns required to be filed by the Group Companies that are required to be filed after the Closing Date (including valid extensions) that are not Pre-Closing Tax Returns. If any such Return (whether original or amended) prepared (or caused to be prepared) by Buyer relates to any Pre-Closing Tax Period, Buyer will give to BVI Company a copy of such Return as soon as practicable after the preparation, but before the filing thereof, for BVI Company’s review and comment. Buyer will consider in good faith any changes to such Return that are reasonably and timely requested by BVI Company.

(c)        Tax Proceedings. After the Closing, BVI Company shall notify Buyer in writing of any Tax action, claim, audit, examination, investigation, contest, or administrative or court proceeding with respect to any Return for a Pre-Closing Tax Period or Straddle Period (a “Tax Proceeding”) relating to the Group Companies, notice of which is received by BVI Company or any of its Affiliates with respect to any taxable period. In addition, Buyer shall notify BVI Company in writing of any Tax Proceeding relating to the Group Companies, notice of which is received by Buyer, only to the extent BVI Company would be required to indemnify Buyer as a result of a Tax Proceeding; provided, however, that the failure of Buyer to give such written notice shall not relieve BVI Company of any of its obligations under this Agreement. Notices required to be given by or to Buyer shall contain factual information describing the asserted Tax Liability in reasonable detail and shall include copies of any notice or other document received from any Tax authority in respect of any such asserted Tax Liability. In the case of a Tax Proceeding , Buyer shall conduct and defend such Tax Proceeding, provided BVI Company shall have the right to participate (at its own expense) in any such Tax Proceeding, and no such Tax Proceeding shall be resolved or settled without BVI Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed). BVI Company’s right to participate shall include the right to receive copies of all material correspondence from any Tax authority relating to such Tax Proceeding, attend meetings and review and comment on submissions relating to any such Tax Proceeding.

(d)       Straddle Periods and Closing Date Allocation. For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of the Group Companies that is attributable to any Straddle Period will be apportioned between the portion of the Straddle Period that extends before the Closing Date through the Closing Date (the “Pre-Closing Straddle Period”) and the portion of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period in accordance with this Section 5.7(d). The portion of such Tax attributable to the Pre-Closing Straddle Period will:

(i)	in the case of property Taxes and other Taxes imposed on a periodic basis for a Straddle Period, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the number of days in the Straddle Period, and

(ii)	in the case of all other Taxes for a Straddle Period (including any Income Taxes, sales or use Taxes, value-added Taxes, employment Taxes or withholding Taxes), be deemed equal to the amount that would be determined as of the end of the day on the Closing Date using a “closing of the books methodology” (and for such purpose, the taxable period of any partnership, other pass-through entity or controlled foreign corporation in which any Group Company holds a beneficial interest will be deemed to terminate at such time).

(e)        Tax-Sharing Agreements. BVI Company will terminate or cause to be terminated all Tax-sharing agreements and similar arrangements, formal or informal, express or implied, with respect to any Group Company before or as of the Closing Date and Buyer will have no Liability thereunder for any and all amounts due in respect of periods prior to the Closing.

(f)         Transfer Taxes. BVI Company shall (i) be responsible for any and all Transfer Taxes, regardless of the Person liable for such Transfer Taxes under Applicable Law and (ii) timely file or caused to be filed all necessary documents (including all Tax Returns) with respect to Transfer Taxes. The Parties hereto shall reasonably cooperate to timely file or cause to be filed all necessary documents (including all Returns) with respect to Transfer Taxes. BVI Company and Buyer will cooperate fully with each other and take all commercially reasonable steps to legitimately obtain a reduction or elimination of, or credit for, any Transfer Taxes arising from the transactions contemplated under this Agreement.

(g)       Cooperation. The Parties will, and will each cause their Affiliates to, provide to the other such cooperation and information, as and to the extent reasonably requested by the other, in connection with the filing of Returns, determining Liability for Taxes, any audit or other proceeding with respect to Taxes and the exercise of their rights and obligations under this Section 5.7. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such Returns, Tax Liability, or audit or other proceeding.

5.8            Settlement of Affiliate Accounts; Termination of Certain Contracts. Except where Buyer has provided prior written consent or waiver, as the case may be, prior to and through the Closing, BVI Company will cause (a) all amounts owed immediately before Closing between any Group Company, on the one hand, and any Related Person (other than the Company), on the other hand, to be paid in full before or at Closing, and (b) all Contracts between any Group Company, on the one hand, and any Related Person (other than the Company), on the other hand, to be terminated without any Liability to any party thereto.

5.9            Releases. Effective upon Closing, BVI Company, on behalf of it and its Affiliates (including the Sellers), and BVI Company’s and each such Affiliate’s successors and assigns, hereby irrevocably and unconditionally waives, releases and forever discharges each Group Company and its directors, governors, managers, officers, employees, owners, successors and assigns from any and all rights, claims, debts, causes of action, Proceedings, obligations, Losses and other Liabilities of any nature or kind, whether direct or indirect, known or unknown, matured or contingent, accrued or unaccrued, liquidated or unliquidated or due or to become due, including for direct, indirect, compensatory, special, incidental or punitive damages, equitable relief or otherwise, and whether arising in Applicable Law, in equity or otherwise, based upon facts, circumstances, acts or omissions existing or occurring at or prior to Closing; provided, however, that the foregoing release in this Section does not release, subject to BVI Company’s obligations under this Agreement or any Transaction Document, claims of BVI Company against Buyer for any breach by Buyer of this Agreement.

5.10            No Shop. BVI Company will not, and BVI Company will cause the Sellers and the Group Companies and each Affiliate and other representative or agent of each Seller or any Group Company not to, directly or indirectly, solicit, initiate, seek or encourage any inquiry, proposal or offer from, furnish any information to or participate in any discussion or negotiation with any Person (other than Buyer or any Person on Buyer’s behalf) regarding any acquisition of any Group Company’s equity interests, assets or business, in whole or in part (by purchase, merger, tender offer, statutory share exchange, joint venture or otherwise). BVI Company will, and BVI Company will cause the Sellers and the Group Companies and each Affiliate and other representative or agent of each Seller or any Group Company to, immediately terminate all such discussions or negotiations that may be in progress on the date hereof.

5.11            Non-Solicitation. As an inducement to Buyer to execute and deliver this Agreement, for a period of three (3) years from and after the Closing Date, BVI Company shall not, and BVI Company shall cause its Affiliates (including the Sellers) not to, directly or indirectly, solicit, induce or otherwise offer employment or engagement as an independent contractor to, except pursuant to a general solicitation which is not directed specifically to any such employees, or engage in discussions regarding employment or engagement as an independent contractor with, any person who is or was employed by or as a commissioned salesperson or engineer of any Group Company or assist any third party with respect to any of the foregoing.

Article 6

CLOSING; CLOSING DELIVERIES; TERMINATION

6.1            Closing. Subject to any earlier termination hereof, closing of the transactions contemplated herein (“Closing”) will take place remotely via electronic exchange of required Closing documentation on or before the fifth (5th) Business Day after the satisfaction or waiver of all conditions to the obligations of the Parties to consummate such transactions (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions at Closing) or such other date or time as Buyer and BVI Company mutually determine (the actual date Closing occurs being the “Closing Date”). Closing will be effective as of 11:59 p.m. Hong Kong time on the Closing Date. All actions to be taken and all documents to be executed or delivered at Closing will be deemed to have been taken, executed and delivered simultaneously, and no action will be deemed taken and no document will be deemed executed or delivered until all have been taken, delivered and executed, except in each case to the extent otherwise stated in this Agreement or any such other document.

6.2            Closing Deliveries by BVI Company. At Closing, BVI Company will deliver, or cause to be delivered, to Buyer (or as Buyer or this Agreement otherwise directs), the following:

(a)            a copy of the Assignment Agreement duly executed by BVI Company and Cellenkos dated as of the Closing Date;

(b)            certified true copies of the resolutions in writing or minutes of meeting of the directors of BVI Company approving the transactions as contemplated hereunder;

(c)            certified true copies of the resolutions in writing or minutes of meeting of the directors (or of its shareholders, if necessary) of each Seller approving the transactions as contemplated hereunder;

(d)            a certified true copy of the register of members issued by Company showing Buyer (or its designated party) as the sole shareholder of the Company;

(e)            a copy of the notice of acceptance issued by the SAMR certifying that the application for filing and registration in connection with the Equity Transfer has been duly accepted by the SAMR;

(f)            evidence satisfactory to Buyer of the settlement of accounts and termination of Contracts required by Section 5.8, if any;

(g)            all statutory and other books and records (whether stored electronically or otherwise) relating to the business of each Group Company duly written up to immediately before Closing and which are not in the possession of the Group Companies; and

(h)            all other documents and items required by this Agreement to be delivered, or caused to be delivered, by BVI Company at Closing (if any).

6.3            Closing Deliveries by Buyer. At Closing, Buyer will deliver, or cause to be delivered, the following:

(a)            evidence that the Closing Share Consideration has been issued pursuant to Section 2.2, being a certified true copy of the register of members of Buyer showing the relevant Person(s) as the registered holder(s) of the Closing Share Consideration in accordance with the Allocation Notice;

(b)            evidence that the Cash Consideration has been remitted in full without any deduction pursuant to Section 2.2;

(c)            a copy of the Assignment Agreement duly executed by the Assignee dated as of the Closing Date; and

(d)            all other documents and items required by this Agreement to be delivered, or caused to be delivered, by Buyer at Closing (if any).

6.4            Termination of Agreement. This Agreement may be terminated before Closing as follows:

(a)            by mutual written consent of Buyer and BVI Company;

(b)            by either Buyer or BVI Company, if Closing has not occurred on or before the 60th day after the date of this Agreement (the “Outside Date”);

(c)            by Buyer, if any condition in Section 7.1 becomes incapable of fulfillment by the Outside Date; provided that Buyer has not waived such condition;

(d)            by BVI Company, if any condition in Section 7.2 becomes incapable of fulfillment by the Outside Date; provided that BVI Company has not waived such condition;

(e)            by Buyer, if (i) BVI Company commits a material breach of any term of this Agreement and (ii) such breach is not cured within fifteen (15) days after the date on which Buyer gives to BVI Company written notice of such breach; provided that Buyer has not waived such breach; or

(f)            by BVI Company, if (i) Buyer commits a material breach of any term of this Agreement and (ii) such breach is not cured within fifteen (15) days after the date on which BVI Company gives to Buyer written notice of such breach; provided that BVI Company has not waived such breach.

A termination of this Agreement under any of the preceding clauses (b) through (f) will be effective one Business Day after the Party seeking termination gives to the other Party written notice of such termination. Notwithstanding any term in this Section 6.4, neither Buyer nor BVI Company will have the right to terminate this Agreement (except by mutual written consent pursuant to Section 6.4(a)) if the failure to satisfy any condition to Closing or consummate the transactions contemplated herein results in any material respect from the breach by Buyer (if Buyer is the Party seeking to terminate this Agreement) or by BVI Company (if BVI Company is the Party seeking to terminate this Agreement) of any of its representations, warranties, covenants or agreements herein.

6.5            Effect of Termination. If this Agreement is terminated pursuant to Section 6.4, then this Agreement will be of no further force or effect, except for the terms of Section 5.6 (entitled, “Confidentiality and Publicity”), Section 9.2 (entitled, “Expenses”), Section 9.5 (entitled, “Governing Law and Dispute Resolution”), and this Section 6.5. Upon any termination pursuant to Section 6.4, no Party will have any further obligation or other Liability hereunder, except pursuant to a Section listed in the immediately preceding sentence or for any pre-termination fraud, intentional misrepresentation, criminal violation, or intentional breach.

Article 7

CONDITIONS TO OBLIGATIONS TO CLOSE

7.1            Conditions to Obligation of Buyer to Close. The obligation of Buyer to effect the Closing is subject to the satisfaction at or before Closing of all of the following conditions, any one or more of which may be waived by Buyer, in Buyer’s sole discretion:

(a)            Accuracy of Representations and Warranties. Each representation and warranty of BVI Company in Schedule 2 will have been true and correct in all material respects as of the date of this Agreement and will be true and correct in all material respects as of the Closing Date as if made on the Closing Date (or, in each case, if any such representation and warranty is expressly stated to have been made as of a specific date, then, for such representation and warranty, as of such specific date); provided, however, that each representation and warranty of BVI Company in Sections 1, 2, 3, 6, 8(b) and 18 of Schedule 2 will have been true and correct in all respects as of the date of this Agreement and will be true and correct in all respects as of the Closing Date as if made on the Closing Date. Solely for purposes of this Section 7.1(a), any representation or warranty of BVI Company in Schedule 2 that is qualified by any Materiality Qualifier will be read as if each such Materiality Qualifier were not present.

(b)            Observance and Performance. BVI Company will have performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed and complied with by BVI Company on or before the Closing Date.

(c)            Officer’s Certificate. BVI Company will have delivered to Buyer a certificate duly executed by a director or other authorized representative of BVI Company, dated the Closing Date, certifying the items in Sections 7.1(a) and 7.1(b) in a form reasonably satisfactory to Buyer (the “BVI Company Closing Certificate”).

(d)            SAMR Filing and Registration. The application for filing and registration in connection with the Equity Transfer will have been duly accepted by the SAMR.

(e)            Register of Members. The Company will have issued at Closing a register of shareholders showing Buyer (or its designated party) as the sole shareholder of the Company.

(f)            Lock-up Letter. Each Person who will receive any Closing Share Consideration as designated by BVI Company in the Allocation Notice in accordance with Section 2.2 will have delivered to Buyer a lock-up letter (the “Lock-up Letter”) in substantially the form and substance attached hereto as Exhibit B.

(g)            GM Diagnosis. GM Diagnosis remains a wholly owned subsidiary of the Company.

(h)            Assignment of License Agreement. BVI Company will have delivered to Buyer at Closing a copy of the Assignment Agreement in substantially the form and substance attached hereto as Exhibit A executed by BVI Company and Cellenkos.

(i)            Compliance with Certain Covenants and Effectiveness of License. BVI Company is, and has been, in full compliance with its obligations under in Section 5.2(a) and Section 5.2(b) that pertain to the License Agreement, and each of the following conditions are satisfied: (i) each of the License Agreement and the GMPM Assignment Agreement is legal, valid and binding, in full force and effect and enforceable in accordance with its terms against Cellenkos and other parties thereto, and each of the License Agreement and the GMPM Assignment Agreement will continue to be so legal, valid, binding, in full force and effect and enforceable on identical terms upon the consummation of the transactions contemplated herein, (ii) neither BVI Company nor GMPM is or has been in breach of or default under the License Agreement or the GMPM Assignment Agreement and Cellenkos has not given notice alleging that a breach or default occurred, (iii) no event has occurred that (with or without the passage of time or giving of notice) has constituted or would constitute a breach or violation of or a default under, contravene, conflict with or give rise to or create any right or obligation of Cellenkos to create, accelerate, increase, terminate, renegotiate, modify or cancel any right or Liability under, the License Agreement or the GMPM Assignment Agreement, (iv) neither BVI Company nor GMPM has waived any material right or Liability under the License Agreement or the GMPM Assignment Agreement, (v) Cellenkos has not modified, accelerated or canceled the License Agreement or the GMPM Assignment Agreement or any right or Liability of BVI Company or GMPM thereunder or communicated its desire or intent to do so, and (vi) the assignment under the GMPM Assignment Agreement does not affect the rights or benefits of GMPM or BVI Company under the License Agreement.

(j)            No Legal Actions. There will not be any Applicable Law that restrains, prohibits, enjoins or otherwise inhibits (whether temporarily, preliminarily or permanently) consummation of any transaction contemplated herein that has been enacted, issued, promulgated, enforced or entered. There will not be any pending or Threatened Proceeding by any Governmental Authority that seeks to restrain, prohibit, enjoin or otherwise inhibit (whether temporarily, preliminarily or permanently), or that reasonably could cause the rescission of or challenge the legality or validity of, consummation of any transaction contemplated herein.

(k)            No Material Adverse Effect with Respect to the Company. There shall not have occurred any event or condition that has had, or is reasonably likely to have, a Material Adverse Effect with respect to the Group Companies.

(l)            PAG Consent. The written consent from PAGAC III Holding VII Limited for and in connection with the consummation of the transactions contemplated by this Agreement having been obtained on or before the Closing Date.

7.2            Conditions to Obligation of BVI Company to Close. The obligation of BVI Company to effect the Closing is subject to the satisfaction at or before Closing of all of the following conditions, any one or more of which may be waived by BVI Company, in BVI Company’s sole discretion:

(a)            Accuracy of Representations and Warranties. Each representation and warranty of Buyer in Schedule 3 will have been true and correct in all material respects as of the date of this Agreement and will be true and correct in all material respects as of the Closing Date as if made on the Closing Date (or, in each case, if any such representation and warranty is expressly stated to have been made as of a specific date, then, for such representation and warranty, as of such specific date). Solely for purposes of this Section 7.2(a), any representation or warranty of Buyer in Schedule 3 that is qualified by any Materiality Qualifier will be read as if each such Materiality Qualifier were not present.

(b)            Observance and Performance. Buyer will have performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed and complied with by Buyer on or before the Closing Date.

(c)            Officer’s Certificate. Buyer will have delivered to BVI Company a certificate duly executed by a director or other authorized officer of Buyer, dated the Closing Date, certifying the items in Sections 7.2(a) and 7.2(b) in a form reasonably satisfactory to BVI Company (the “Buyer Closing Certificate”).

(d)            No Legal Actions. There will not be any Applicable Law that restrains, prohibits, enjoins or otherwise inhibits (whether temporarily, preliminarily or permanently) consummation of any transaction contemplated herein that has been enacted, issued, promulgated, enforced or entered. There will not be any pending or Threatened Proceeding by any Governmental Authority that seeks to restrain, prohibit, enjoin or otherwise inhibit (whether temporarily, preliminarily or permanently), or that reasonably could cause the rescission of or challenge the legality or validity of, consummation of any transaction contemplated herein.

Article 8

INDEMNITY

8.1            General Indemnity. BVI Company hereby agrees to indemnify and hold harmless Buyer, its Affiliates, and their respective directors, officers, agents and assigns (each an “Indemnified Party”), from and against any and all Indemnifiable Losses suffered by such Indemnified Party, directly or indirectly, as a result of, or arising from any inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements made by BVI Company or any of its Affiliates (including the Sellers) in or pursuant to this Agreement and other Transaction Documents.

8.2            Specific Indemnity. Without limiting the generality of Section 8.1, BVI Company hereby agrees to indemnify and hold harmless each Indemnified Party from and against any and all Indemnifiable Losses suffered by such Indemnified Party, directly or indirectly, as a result of, arising from or otherwise in connection with the Company’s previous holding of any equity interest in GM Biotechnology and/or the disposal by the Company of its equity interest in GM Biotechnology.

Article 9

CERTAIN GENERAL TERMS AND OTHER AGREEMENTS

9.1            Notices. All notices or other communications required or permitted to be given hereunder will be in writing and will be (a) delivered by hand, (b) sent by nationally recognized overnight delivery service for next Business Day delivery, or (c) sent by email (with a copy sent the same day by nationally recognized overnight delivery service for next Business Day delivery), in each case as follows:

(1) if to BVI Company, to:	with a copy to (which shall not constitute notice):

Attention: Kam Yuen	Attention: Leung Wai Tat
Address: 48/F Bank of China Tower, 1 Garden Road, Central, Hong Kong	Address: MinterEllison LLP, Level 32 Wu Chung House, 213 Queen’s Road East, Hong Kong
Tel: +852 3605 8100	Tel: + 852 2841 6888
Email: king@gm801.com	Email: waitat.leung@minterellison.com

(2) if to Buyer, to:	with a copy to (which shall not constitute notice):

Attention: Albert Chen	Attention: Denise Shiu
Address: No.4 Yong Chang North Road Beijing Economic Technological Development Area, Beijing, China 100176	Address: Cleary Gottlieb Steen & Hamilton LLP, 45th Floor, Fortune Financial Center, 5 Dong San Huan Zhong Lu, Chaoyang District, Beijing
Tel: +86 10 6786 0848	Tel: + 86 10 5920 1080
Email: albert.chen@globalcordbloodcorp.com	Email: dshiu@cgsh.com

Such notices or communications will be deemed given (A) if so delivered by hand, when delivered, (B) if so sent by overnight delivery service, one Business Day after delivery to such service, or (C) if so sent by email (with overnight delivery service as required above), the day such email was sent. Buyer or BVI Company may change its address to which such notices and other communications are to be given by giving the other Party notice in the foregoing manner.

9.2            Expenses. Except as is expressly stated otherwise herein, (a) each Party will bear and pay when due its own costs and expenses incurred in connection with the transactions contemplated herein and (b) BVI Company will bear and pay when due all Company Transaction Expenses.

9.3            Interpretation; Construction. In this Agreement: (a) the table of contents and headings are for convenience of reference only and will not affect the meaning or interpretation of this Agreement; (b) the words “herein,” “hereunder,” “hereby” and similar words refer to this Agreement as a whole (and not to the particular sentence, paragraph or Section where they appear); (c) terms used in the plural include the singular, and vice versa, unless the context clearly requires otherwise; (d) unless expressly stated herein to the contrary, reference to any document means such document as amended or modified; (e) unless expressly stated herein to the contrary, reference to any Applicable Law means such Applicable Law as amended, modified, codified or reenacted, in whole or in part, and as in effect from time to time, including any rule or regulation promulgated thereunder; (f) the words “including,” “include” and variations thereof are deemed to be followed by the words “without limitation”; (g) “or” is used in the sense of “and/or”; “any” is used in the sense of “any and/or all”; and “with respect to” any item includes the concept “of,” “under” or “regarding” such item or any similar relationship regarding such item; (h) unless expressly stated herein to the contrary, reference to a document, including this Agreement, will be deemed to also refer to each annex, addendum, exhibit, schedule or other similar attachment thereto; (i) unless expressly stated herein to the contrary, reference to an Article, Section, Schedule or Exhibit is to an article, section, schedule or exhibit, respectively, of this Agreement; (j) all dollar amounts are expressed in United States dollars and will be paid in United States currency; (k) when calculating a period of time, the day that is the initial reference day in calculating such period will be excluded and, if the last day of such period is not a Business Day, such period will end on the next day that is a Business Day; (l) with respect to all dates and time periods in or referred to in this Agreement, time is of the essence; (m) the phrase “the date hereof” means the date of this Agreement, as stated in the first paragraph hereof; and (n) the Parties participated jointly in the negotiation and drafting of this Agreement and the documents relating hereto, and each Party was (or had ample opportunity to be) represented by legal counsel in connection with this Agreement and such other documents, and each Party and, if applicable, each Party’s counsel has reviewed and revised (or had ample opportunity to review and revise) this Agreement and such other documents; therefore, if an ambiguity or question of intent or interpretation arises, then this Agreement and such other documents will be construed as if drafted jointly by the Parties and no presumption or burden of proof or other position or concession will arise favoring or disfavoring any Party by virtue of the authorship of any of the terms hereof or thereof.

9.4            Parties in Interest; Third-Party Beneficiaries. Except as otherwise expressly stated in this Agreement, there is no third party beneficiary hereof and nothing in this Agreement (whether express or implied) will or is intended to confer any right or remedy under or by reason of this Agreement on any Person, except for the Parties and their respective permitted successors and assigns. Unless expressly provided in this Agreement, a Person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the laws of Hong Kong) to enforce or to enjoy the benefit of any of its terms. Notwithstanding any term of this Agreement, the consent of any person who is not a party to this Agreement is not required to rescind or vary this Agreement at any time.

9.5            Governing Law and Dispute Resolution. This Agreement will be construed and enforced in accordance with the substantive laws of Hong Kong without reference to principles of conflicts of law. Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (the “HKIAC”) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The seat of arbitration shall be Hong Kong.

9.6            Entire Agreement; Amendment; Waiver. This Agreement, including the Exhibits and Schedules, constitutes the entire agreement between the Parties pertaining to the subject matter herein and supersedes any prior representation, warranty, covenant or agreement of any Party regarding such subject matter. No supplement, modification or amendment hereof will be binding unless expressed as such and executed in writing by each Party affected thereby (except as contemplated in Section 9.8). Except to the extent as may otherwise be stated herein, no waiver of any term hereof will be binding unless expressed as such in a document executed by the Party making such waiver. No waiver of any term hereof will be a waiver of any other term hereof, whether or not similar, nor will any such waiver be a continuing waiver beyond its stated terms. Except to the extent as may otherwise be stated herein, failure to enforce strict compliance with any term hereof will not be a waiver of, or estoppel with respect to, any existing or subsequent failure to comply.

9.7            Assignment; Binding Effect. Neither this Agreement nor any right or obligation hereunder will be assigned, delegated or otherwise transferred (by operation of law or otherwise) by any Party without the prior written consent of the other Party (which consent will not be unreasonably withheld), except that Buyer (and not BVI Company) will have the right to assign or otherwise transfer this Agreement or any right hereunder or delegate any obligation hereunder to: (a) a Person that does all of the following: (i) acquires or otherwise succeeds to all or substantially all of Buyer’s business and assets; (ii) assumes all of Buyer’s obligations hereunder or Buyer’s obligations hereunder that arise after such assignment, delegation or transfer; and (iii) agrees to perform or cause performance of all such assumed obligations when due; (b) any of its Affiliates; or (c) any source of financing for Buyer or any of its Affiliates; provided that no such assignment, delegation or transfer under clause (a), (b) or (c) above will relieve Buyer of any obligation hereunder. This Agreement will be binding on and inure to the benefit of the respective permitted successors and assigns of the Parties. Any purported assignment, delegation or other transfer not permitted by this Section is void.

9.8            Severability; Blue-Pencil. The terms of this Agreement will, where possible, be interpreted and enforced so as to sustain their legality and enforceability, read as if they cover only the specific situation to which they are being applied and enforced to the fullest extent permissible under Applicable Law. If any term of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, then all other terms of this Agreement will remain in full force and effect, and such term automatically will be amended so that it is valid, legal and enforceable to the maximum extent permitted by Applicable Law, but as close to the Parties’ original intent as is permissible.

9.9            Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Article 10

CERTAIN DEFINITIONS

“Accounts Receivable” is defined in Section 4(d) of Schedule 2.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, “control,” “controlled by” and “under common control with,” as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of section 1504(a) of the Code or any similar group defined under a similar provision of Applicable Law.

“Agreement” is defined in the first paragraph of this Agreement.

“Annual Balance Sheet” is defined in Section 4(a)(i) of Schedule 2.

“Annual Balance Sheet Date” is defined in Section 4(a)(i) of Schedule 2.

“Annual Financial Statements” is defined in Section 4(a)(i) of Schedule 2.

“Applicable Law” means any applicable federal, state, provincial, local, municipal, foreign, international, multinational or administrative order, constitution, ordinance, principle of common law, rule, regulation, law, statute or treaty (in each case as amended, modified, codified, replaced or reenacted, in whole or in part, and as in effect from time to time, including rules and regulations promulgated thereunder).

“Business Day” means any day, other than a Saturday or Sunday and other than a day that banks in Hong Kong or the PRC are generally authorized or required by Applicable Law to be closed.

“Buyer” is defined in the first paragraph of this Agreement.

“Buyer Closing Certificate” is defined in Section 7.2(c).

“Buyer SEC Documents” is defined in Section 5(a) of Schedule 3.

“BVI Company Closing Certificate” is defined in Section 7.1(c).

“Closing” is defined in Section 6.1.

“Closing Certificate” means (a) with respect to Buyer, the Buyer Closing Certificate, and (b) with respect to BVI Company, the BVI Company Closing Certificate.

“Closing Date” is defined in Section 6.1.

“Closing Share Consideration” is defined in Section 2.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by the Company, including the Intellectual Property set forth in Section 12(a) of the Disclosure Schedule.

“Company Transaction Expense” means any cost or expense of the Company incurred with respect to any pre-Closing or Closing action or otherwise in connection with any of the transactions contemplated herein (regardless of when due or invoiced), including any broker’s, investment banker’s, finder’s or similar intermediary’s fees, commissions or expenses, attorneys’ or other professionals’ fees or costs, severance, bonus, change in control or other similar payment or benefit obligation arising as a result of the announcement or consummation of any such transaction, including any economic tracking unit, phantom equity, or similar plan, or employer’s portion of Taxes in connection with any of the foregoing to the extent not otherwise accounted for in any of the foregoing.

“Computer System” means any of, or any combination of, (i) computer hardware, including computer systems, servers, network equipment, telecommunications devices (including voice, data or video networks) and peripheral devices, (ii) data and databases, and (iii) software, in each case of the foregoing clauses (i) through (iii), that are used or relied upon in the operation of the businesses of the Company.

“Confidential Information” means all information with respect to the Company, including the terms of this Agreement, except “Confidential Information” does not mean information that is or becomes generally available to the public, other than as a result of a disclosure by BVI Company any of its Affiliates, representatives or advisors.

“Confidentiality Agreement” is defined in Section 5.6(a).

“Consent” means any approval, authorization or consent by, ratification, waiver or declaration of, filing or registration with, or notification to, any Person.

“Contract” means any contract, agreement, purchase order, warranty or guarantee, guaranty, license, sublicense, use agreement, lease (whether for real estate, a capital or financing lease, an operating lease or other), mortgage, deed, note or other instrument, in each case that creates a legally binding obligation, and in each case whether oral or written.

“Contributor” is defined in Section 12(d) of Schedule 2.

“COVID-19 Law” means any law, order, mandate, proclamation, or ruling in connection with, in response to, or intended to address the consequences of (a) SARS-CoV-2 or the coronavirus or related illnesses commonly referred to as COVID-19, and (b) any mutations or variants thereof, and any associated viruses or pathogens.

“Encumbrance” means any mortgage, claim, pledge, security interest, license, sublicense, charge, lien, restriction, option, right of first refusal or other right to purchase or otherwise obtain, title defect or similar effect on title, reservation, equity, ownership, participation or governance right, or other encumbrance whatsoever.

“Enforcement Limitation” means any applicable bankruptcy, reorganization, insolvency, moratorium or other similar Applicable Law affecting creditors’ rights generally, and any principles governing the availability of equitable remedies.

“Financial Statements” is defined in Section 4(a)(ii) of Schedule 2.

“GAAP” means generally accepted PRC accounting principles, consistently applied.

“GM Biotechnology” means Shanghai GM Biotechnology Co., Ltd. (上海金卫生物技术有限公司), a limited liability company incorporated under the laws of the PRC.

“GM Diagnosis” means Shanghai GM Diagnosis Co., Ltd. (上海金卫医学检验所有限公司), a limited liability company incorporated under the laws of the PRC.

“Governmental Authority” means any: (a) nation, state, county, city, district or similar jurisdiction of any nature; (b) government; (c) governmental or quasi-governmental authority (including any agency, branch, commission, bureau, instrumentality, department, official, court or tribunal); (d) multi-national organization or body; or (e) body or other Person entitled to exercise any arbitrative, administrative, executive, judicial, legislative, police, regulatory or taxing authority or power.

“Group Companies” means the Company and its subsidiaries, and “Group Company” means any one of them.

“Income Tax” means any Tax (other than sales, use, stamp, duty, value-added, business, goods and services, property, transfer, recording, documentary, conveyancing or similar Tax) based upon or measured by gross or net receipts of gross or net income (including any Tax in the nature of minimum taxes, tax preference items and alternative minimum taxes) and including any Liability arising pursuant to the application of Treasury Regulations section 1.1502-6 or any analogous or similar provision of any state, local or foreign Applicable Law regarding any Tax.

“Indebtedness” means, with respect to any Person, as of any particular time, without duplication, (a) any Liability of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, and any prepayment premiums, penalties and any other fees and expenses required to satisfy such indebtedness, (b) any Liability of such Person evidenced by bonds, debentures, notes or similar instruments, (c) any Liability of such Person under conditional sale or other title retention agreements, (d) Liability of such Person issued or assumed as the deferred purchase price of property or services, (e) any capitalized lease or financing lease (including any financing on any vehicle) Liability of such Person, (f) any customer deposits, prepaids, or other deferred or unearned revenue Liability of such Person, (g) any Liability of others secured by any lien on property or assets owned or acquired by such Person, whether or not the Liability secured thereby have been assumed, (h) any Liability of such Person under interest rate or currency swap transactions, (i) any letters of credit issued for the account of such Person, (j) any Liability of such Person to purchase securities (or other property) that arise out of or in connection with the sale of the same or substantially similar securities or property, (k) any Liability of such Person to any Seller or any Seller’s Affiliates, including, without limitation, Liability in respect of any consulting or management fees, (l) any Liability of such Person incurred outside of the Ordinary Course of Business of such Person, (m) any Liability of such Person that is more than 60 days past due, (n) any Liability of such Person in respect of severance amounts due to any Person who has been receiving severance payments from such Person prior to the Closing Date, (o) any forgiveness of any Liability that remains subject to any condition or obligation, including any Tax increment financing, economic incentive or similar item, (p) any Liability with respect to Section 965 of the Code, (q) any amounts borrowed by such Person pursuant to any COVID-19 Law, including the CARES Act (including the Paycheck Protection Program), FFCRA and any executive order, regardless of whether such amount is subject to forgiveness, that remain outstanding as of the Closing Date, and (r) any accrued interest or penalties on any of the foregoing.

“Indemnifiable Losses” means, with respect to any Person, any action, claim (including third party claim), cost, damage, deficiency, diminution in value of share ownership or otherwise, disbursement, expense, Liability, Loss, obligation, penalty, settlement, suit or Tax of any kind or nature, together with all interest or other carrying costs, penalties, legal, accounting and other professional fees and reasonable expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by such Person, including any mental and emotional distress, and any speculative, consequential, exemplary or punitive damages.

“Insurance Policy” is defined in Section 14(a) of Schedule 2.

“Intellectual Property” means all intellectual property or similar proprietary rights protected, created or arising under the laws of any jurisdiction or under any international convention, whether registered or unregistered, including all rights in or to (a) patents and patent applications, and any and all continuations, continuations-in-part, divisionals, renewals, provisionals, substitutions, extensions, reexaminations and reissues, and all inventions, invention disclosures, discoveries, improvements, methods and processes, whether or not patentable, (b) trademarks, service marks, trade names, business names, logos, trade dress, get-up, Internet domain names, and all other similar rights or identifiers of source or origin in any part of the world, including any registrations, applications and renewals thereof, and all goodwill associated with the foregoing, (c) copyrights and works of authorship in any medium, including copyrights in software, as well as moral rights and rights equivalent thereto, (d), trade secrets and rights in all other confidential or proprietary information, including know-how, inventions, algorithms, logic, operating conditions and procedures, proprietary formulae, methods, techniques, compositions, specifications, drawings, models and methodologies, business, technical, engineering, manufacturing and other non-public, confidential or proprietary information and other similar proprietary rights (collectively, “Trade Secrets”), (e) software, firmware and computer programs and applications, including data files, plugins, libraries, subroutines, tools and APIs, in each case of the foregoing whether in source code, executable or object code form, and software-related documentation, including user manuals, specifications, and other documentation related thereto, (f) data and databases (or other collections of information, data, works or other materials) and (g) designs, in each case of (a) through (g) above, including registrations of, applications for registration of, and renewals and extensions of any of the foregoing.

“Knowledge” means: (a) with respect to an individual, the actual knowledge of such individual and what such individual reasonably should have known after a reasonable investigation; and (b) with respect to a Person other than an individual, the actual knowledge of any individual who is serving as a trustee or director or officer (or similar executive) of such Person or any of its Affiliates and what any such individual reasonably should have known after a reasonable investigation.

“Liability” means any liability or obligation of any kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due).

“Leased Real Property” is defined in Section 11(a) of Schedule 2.

“Lock-up Letter” is defined in Section 7.1(f).

“Loss” means any loss, damage, Liability, deficiency, action, judgment, interest, award, Tax, penalty, fine, out-of-pocket cost or expense of whatever kind, including reasonable out-of-pocket attorneys’, accountants and other experts’ fees, collection costs, investigation costs, any amount paid in connection with any assessment, judgment or settlement and the out-of-pocket cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers.

“Malicious Instructions” is defined in Section 17(b) of Schedule 2.

“Material Adverse Effect” means, with respect to any Person, any incident, condition, change, effect or circumstance that, individually or when taken together with any other incident, condition, change, effect or circumstance in the aggregate: (a) has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise), prospects, properties or results of operations of such Person and its Affiliates, taken as a whole or any of them taken individually (other than (1) changes in economic conditions generally in the United States or China; (2) conditions generally affecting any of the industries in which any of the businesses of such Person participate; (3) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (4) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (5) any action required by this Agreement or any action taken (omitted to be taken) with the written consent of or at the written request of Buyer; or (6) any changes in Applicable Law or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; provided that with respect to such clauses (1) through (6), such changes or conditions do not have a materially disproportionate effect with respect to such Person (relative to other participants in such industries)); or (b) materially and adversely affects the ability of such Person to consummate the transactions contemplated herein.

“Materiality Qualifier” means a qualification to a representation, warranty or certification by any materiality limitation or qualification, including use of the term “material,” “materially,” “in all material respects” or “Material Adverse Effect” or by a reference regarding the occurrence or non-occurrence or possible occurrence or non-occurrence of a Material Adverse Effect.

“NYSE” is defined in Section 5(b) of Schedule 3.

“Order” means any order, writ, injunction, award, decree, judgment or determination of or from, or Contract with, any Governmental Authority or similar binding decision of any arbitration (or similar Proceeding).

“Ordinary Course of Business” means, with respect to a Person, the ordinary and usual course of normal day-to-day operations of such Person, consistent with such Person’s past practice.

“Organizational Document” means, for any Person: (a) the articles or certificate of incorporation, formation or organization (as applicable), the by-laws, memorandum of association, articles of association or similar governing document of such Person; (b) any limited liability company agreement, member control agreement, partnership agreement, operating agreement, shareholder agreement, voting agreement, voting trust agreement or similar document of or regarding such Person; (c) any other charter or similar document adopted or filed in connection with the incorporation, formation, organization or governance of such Person; or (d) any Contract regarding the governance of such Person or the relations or actions among any of its equity holders with respect to such Person.

“Outside Date” is defined in Section 6.4(b).

“Party” means each of Buyer and BVI Company.

“Permit” means any license, permit, registration or similar authorization from a Governmental Authority.

“Permitted Encumbrance” means any: (a) Encumbrance for any Tax, assessment or other governmental charge that is not yet due and payable or being contested in good faith by appropriate proceedings, for which adequate reserves have been established on the Annual Financial Statements in accordance with GAAP; or (b) mechanic’s, materialmen’s, landlord’s or similar Encumbrance arising or incurred in the Ordinary Course of Business of the applicable Person that secures any amount that is not overdue.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trustee or trust, joint venture, unincorporated organization or any other business entity or association or any Governmental Authority.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personally identifiable information,” “personal data,” or “PII”) provided by Applicable Law, data that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, to an individual person or household, including name, address, email address, photograph, Internet Protocol (IP) address, unique device identifier, unique personal identifier, online identifier, social security number, driver’s license number, passport number, insurance policy number, education, employment, employment history, bank account number, credit or debit card number, or other financial information, medical information, health insurance information and any other similar information.

“Pre-Closing Straddle Period” is defined in Section 5.7(d).

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to a Straddle Period, any portion thereof ending on, and including, the Closing Date.

“Pre-Closing Tax Returns” is defined in Section 5.7(b).

“Pre-Closing Taxes” is defined in Section 5.7(a).

“Privacy Laws” means all Applicable Laws relating to the Processing, privacy or security of Personal Information and all regulations or guidance issued thereunder, including the Civil Code of PRC, the Personal Information Protection Law of PRC, the Data Security Law of PRC, Cybersecurity Law of PRC, the Law of PRC on the Protection of Minors and all other Applicable Laws relating to data protection, information security, cybercrime, data breach notification, social security number protection, outbound communications and/or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions.

“Privacy Obligations” is defined in Section 17(a) of Schedule 2.

“Proceeding” means any action, arbitration, audit, claim, demand, grievance, complaint, hearing, inquiry, investigation, litigation, proceeding or suit (including if civil, criminal or administrative).

“Processing” is defined in Section 17(a) of Schedule 2.

“Real Property” is defined in Section 11(a) of Schedule 2.

“Real Property Lease” is defined in Section 11(a) of Schedule 2.

“Registered Intellectual Property” is defined in Section 12(a) of Schedule 2.

“Related Person” means any (a) Affiliate of the Company, (b) director, manager or officer (or person in a similar role) or management-level employee of any Group Company or any Seller or of any Affiliate of any Group Company, (c) holder of more than 5% equity interest of any Group Company or any Seller, or (d) Affiliate of any Person described in any of clauses (a), (b) or (c) above.

“Related Party Transaction” means any agreement, Indebtedness, guarantee, payables, receivables and arrangements between (a) any Group Company, on the one hand, and (b) any of the Related Persons, on the other hand.

“Return” means any return, declaration, report, filing, claim for refund, information return, statement or other document (including any related or supporting information) with respect to any Tax, including any schedule or attachment thereto and any amendment thereof.

“SAMR” means the State Administration for Market Regulation of the PRC or its competent local branch.

“SEC” is defined in Section 5(a) of Schedule 3.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” or “Sellers” is defined in the Recitals.

“Straddle Period” means any complete Tax period of the Company with respect to any Tax that includes but does not end on the Closing Date.

“Tax” means (a) any federal, state, local or foreign income, gross receipts, net income, ad valorem, capital, gains, intangible, inventory, license, payroll, employment, excise, severance, documentary, stamp, recording, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, goods and services, transfer, registration, value added, alternative or add-on minimum, escheat, unclaimed property, estimated or other taxes, duties, levies, assessments and other governmental charges of any kind whatsoever, including any interest, fine, penalty or similar addition thereto (or in lieu thereof), whether disputed or not, (b) any Liability for or in respect of the payment of any amount of a type describe in clause (a) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, and (c) any Liability in respect of the payment of any amount described in clauses (a) or (b) of this definition as transferee or successor, by contract, or otherwise.

“Tax Proceeding” is defined in Section 5.7(c).

“Threatened” means, with respect to any matter, that a demand, notice or other communication has been made or given that such matter is being or will be, or that circumstances exist that would lead a reasonably prudent Person to conclude that such matter may be, asserted, commenced, taken or otherwise pursued (including if conditioned upon any event occurring or not occurring).

“Transaction Document” means, with respect to a Person, any document executed or delivered by or on behalf of such Person or any Affiliate of such Person, in connection with the execution and delivery of this Agreement or Closing (but not including this Agreement).

“Transfer Tax” means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar Tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar Tax or expense or any recording fee, in each case that is imposed as a result of any transaction contemplated herein, together with any penalty, interest and addition to any such item with respect to such item.

“Unaudited Balance Sheet” is defined in Section 4(a) of Schedule 2.

“Unaudited Balance Sheet Date” is defined in Section 4(a) of Schedule 2.

“Unaudited Financial Statements” is defined in Section 4(a)(ii) of Schedule 2.

* * * * *

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has executed this Framework Agreement effective as of the date first written above.

GLOBAL CORD BLOOD CORPORATION

/s/ Ting Zheng
Name: Ting Zheng
Title: CEO

GM PRECISION MEDICINE (BVI) LIMITED

/s/ Kam Yuen
Name: Kam Yuen
Title: Director

[Signature Page to Framework Agreement]